Exhibit 12.1

SpectraSite, Inc.
Ratio of Earnings to Fixed Charges
Excludes Discontinued Operations

	Predecessor	Predecessor	Predecessor	Predecessor
	Company	Company	Company	Company
	FY	FY	FY	FY
	1998	1999	2000	2001

		(in thousands, except for ratio of earnings to fixed charges)
Earnings:
Income (Loss) from Continuing Operations before Taxes	$(9,079)	$(94,282)	$(162,615)	$(660,072)
Add: Loss (Income) from Equity Investees	—	408	8,748	62,402
Add: Fixed Charges	8,552	77,205	155,704	260,322
Add: Amortization of Capitalized Interest	3	43	253	990

	(524)	(16,626)	2,090	(336,358)
Less: Capitalized Interest	(100)	(1,100)	(5,200)	(16,900)

Earnings	$(624)	$(17,726)	$(3,110)	$(353,258)

Fixed Charges:
Interest expense	$237	$20,869	$37,139	$89,972
Capitalized interest	100	1,100	5,200	16,900
Amortization of senior discount notes	7,689	43,558	92,018	112,089
Amortization of debt issuance costs	244	3,086	5,507	10,113
Interest included in rent expense	282	8,592	15,840	31,248

Total Fixed Charges	$8,552	$77,205	$155,704	$260,322

Ratio of earnings to fixed charges	—	—	—	—

Earnings insufficient to cover fixed charges	$(9,176)	$(94,931)	$(158,814)	$(613,580)

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Predecessor	Predecessor	Predecessor	Reorganized
	Company	Company	Company	Company
	FY	6 Mos Ended	1 Mo Ended	5 Mos Ended
	2002	6/30/2002	1/31/2003	6/30/2003

Earnings:
Income (Loss) from Continuing Operations before Taxes	$(337,846)	$(200,418)	$1,025,793	$(7,862)
Add: Loss (Income) from Equity Investees	59	102	—	—
Add: Fixed Charges	263,976	139,411	7,766	42,334
Add: Amortization of Capitalized Interest	1,593	817	136	395

	(72,218)	(60,088)	1,033,695	34,867
Less: Capitalized Interest	(1,200)	(1,200)	—	—

Earnings	$(73,418)	$(61,288)	$1,033,695	$34,867

Fixed Charges:
Interest expense	$102,844	$54,076	$4,296	$25,414
Capitalized interest	1,200	1,200	—	—
Amortization of senior discount notes	109,371	61,149	—	—
Amortization of debt issuance costs	14,321	5,267	425	2,451
Interest included in rent expense	36,240	17,719	3,045	14,469

Total Fixed Charges	$263,976	$139,411	$7,766	$42,334

Ratio of earnings to fixed charges	—	—	133.1	—

Earnings insufficient to cover fixed charges	$(337,394)	$(200,699)	$—	$(7,467)